Room 4561

June 7, 2007

Mr. Christopher L. Gorgone
Executive Vice President and Chief Financial Officer
Moldflow Corporation
492 Old Connecticut Path
Suite 401
Framingham, MA 01701

      RE: Moldflow Corporation
              Form 10-K for Fiscal Year Ended June 30, 2006
              Forms 10-Q for Fiscal Quarters Ended September 30, 2006,
              December 31, 2006 and March 31, 2007
              File No. 0-30027

Dear Mr. Gorgone:

      We have reviewed your response letter dated May 21, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your response to comment 2 to the Staff's letter dated April 3, 2007 where you indicate that "the value of PCS in Europe, as determined by using the average selling prices as VSOE, was the same as the PCS value determined in our most significant sales regions that routinely demonstrate high concentrations of renewal pricing" and that "in light of the existing concentrations and the supplemental analysis, the average sales price was the VSOE of fair value of PCS in Europe." Regardless of the fact that the average selling price of PCS in terms of absolute-dollar values was similar in Europe as compared to other regions, the fact remains that a significant concentration of PCS renewals does not exist in certain regions (i.e. Korea, Taiwan, Italy, Spain, Netherlands, Ireland, France and

Germany). Therefore, we do believe you have demonstrated how the Company can reasonably conclude that you have established VSOE in these regions. Clarify for us why you believe that all of the Company's arrangements in their entirety constitute a group of similar arrangements based on channel (i.e., direct or indirect) for purposes of determining VSOE of PCS. Furthermore, explain to us why you have performed your analysis of VSOE of PCS by geographic region if you believe that the geographic region has no effect on the determination of VSOE pursuant to paragraph 10 of SOP 97-2.

2. We note your response to comment 3 to the Staff's letter dated April 3, 2007 where you indicate the percentages of contracts in Europe that included contractual renewal rates versus the percentage that did not. We further note that by the end of fiscal 2006 and for all of fiscal 2007, the use of optional contractual renewal rates was your standard practice for all of Europe. Tell us whether it is your customary practice to have your customers renew at the specified renewal rate or whether such rates are renegotiated upon renewal. Additionally, for the year ended June 30, 2006 and for the information available to date for fiscal 2007, tell us what percentage of your customers actually renewed PCS at the contractual renewal rate. Also, tell us the range of rates included in the contracts tell us how you determined these rates were substantive pursuant to paragraph 57 of SOP 97-2.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief